[OMNICITY CORP. LOGO]


October 29, 2010

                                                    VIA EDGAR CORRESPONDENCE AND
                                                        DELIVERED MAIL STOP 3720

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America  20549

Attention: Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

                                 Omnicity Corp.
                Form 10-K for the Fiscal Year Ended July 31, 2009
                            Filed on October 23, 2009
            Form 10-Q for the Quarterly Period Ended October 31, 2009
                           Filed on December 21, 2009
                               File No. 000-52827

We acknowledge receipt of your letter addressed to the Company on October 21, 2010.

Commission Comment:

Form 10-K/A for the Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firm, Page 28

1. We note your response to prior comments one and five from your response letter dated April 8, 2010. Your Form 10-K/A does not have the dual dated audit report as you discussed in your response. Please request that your auditors revise accordingly.

Company Response:

     We confirm that the Company's current auditors, Weaver & Martin LLC, have provided a dual dated audit report as at March 15, 2010. The revisions to this audit report can be found on page 28 of the enclosed redlined 10-K/A (Amendment No. 2).

Commission Comment:

Consolidated Statements of Operations, page 31

2. Please amend to disclose the weighted average shares outstanding on the face of your consolidated statement of operations. In addition, please provide footnote disclosure showing how you calculated basic and diluted earnings per share in accordance with ASC 260. Similarly revise all future filings to include these disclosures.

Company Response:

     We confirm that our consolidated statement of operations now includes the weighted average shares outstanding and footnote disclosure has been added showing how we calculated basic and diluted earnings per share in accordance with ASC 260. All future filings will include these disclosures.

Commission Comment:

Form 10-Q/A for the quarterly period ended October 31, 2009

Item 4. Controls and Procedures, page 20

3. Since you had a material restatement for the quarterly period ended October 31, 2009 tell us why you believe your disclosure controls and procedures are effective or revise accordingly.

Company Response:

     We confirm that we have revised Item 4. Controls and Procedures to include disclosure that our controls and procedures are not effective.

We sincerely hope and trust that the foregoing is clear and satisfactory in this matter. Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact me at (604) 646-1563 at any time.

We thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,


"Don Prest"
-------------------------
Don Prest, CFO
Omnicity Corp.